UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Impinj, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
453204109
(CUSIP Number)

August 4, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453204109	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ice Pond Lane Advisers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
621,876

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
621,876

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
621,876

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 20,859,000 shares of common stock, par value $0.001 per share (“Common Stock”) outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on August 3, 2017.

CUSIP No. 453204109	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IPL Advisers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,009,076

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,009,076

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,009,076

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Based on 20,859,000 shares of Common Stock outstanding as of June 30, 2017, as disclosed in the Issuer’s Form 8-K filed with the SEC on August 3, 2017.

Item 1. (a)      Name of Issuer

Impinj, Inc.

Item 1. (b)      Address of Issuer’s Principal Executive Offices

400 Fairview Ave. N., Suite 1200
Seattle, WA 98109

Item 2. (a)      Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)           Ice Pond Lane Advisers, LLC; and
(ii)          IPL Advisers, LLC.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b)      Address of Principal Business Office or, if None, Residence

Ice Pond Lane Advisers, LLC
285 Madison Avenue, 20th Floor
New York, NY  10017

IPL Advisers, LLC
350 Park Avenue, 4th Floor
New York, NY 10022

Item 2. (c)      Citizenship

See Item 4 of the attached cover pages.
Item 2. (d)      Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2. (e)      CUSIP Number

453204109

Item 3.            If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.            Ownership
(a)        Amount beneficially owned:

            See Item 9 of the attached cover pages.

(b)        Percent of class:

            See Item 11 of the attached cover pages.

(c)        Number of shares as to which such person has:

             (i)     Sole power to vote or to direct the vote:

                      See Item 5 of the attached cover pages.

             (ii)    Shared power to vote or to direct the vote:

                      See Item 6 of the attached cover pages.

             (iii)   Sole power to dispose or to direct the disposition:

                      See Item 7 of the attached cover pages.

             (iv)   Shared power to dispose or to direct the disposition:

                      See Item 8 of the attached cover pages.

Ice Pond Lane Advisers, LLC, a Delaware limited liability company, is the beneficial owner of the number of shares of Common Stock shown on Item 9 of its respective cover page.

IPL Advisers, LLC, a Delaware limited liability company, is the beneficial owner of the number of shares of Common Stock shown on Item 9 of its respective cover page.

Ice Pond Lane Advisers, LLC and IPL Advisers, LLC may be deemed to have formed a group, within the meaning of Rule 13d-5(b)(1), with respect to the shares of Common Stock reported herein.  To the extent that such a group has been formed, such group would have beneficial ownership of all of the shares of Common Stock reported herein as being beneficially owned by each of Ice Pond Lane Advisers, LLC and IPL Advisers, LLC.

Item 5.           Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.           Identification and Classification of Members of the Group

See Exhibit B.

Item 9.           Notice of Dissolution of Group

Not Applicable.

Item 10.         Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2017

Ice Pond Lane Advisers, LLC

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President

IPL Advisers, LLC

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President

EXHIBIT A

The undersigned, Ice Pond Lane Advisers, LLC, a Delaware limited liability company, and IPL Advisers, LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  August 10, 2017

Ice Pond Lane Advisers, LLC

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President

IPL Advisers, LLC

By:	/s/ Erica Lee
	Name:	Erica Lee
	Title:	Vice President

EXHIBIT B

Ice Pond Lane Advisers, LLC, a Delaware limited liability company, and IPL Advisers, LLC, a Delaware limited liability company, may be deemed to have formed  a group within the meaning of Rule 13d-5(b)(1) with respect to the shares of Common Stock reported herein.